UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61004 / November 16, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13603

In the Matter of **BROOKE CORPORATION and BROOKE CAPITAL CORPORATION,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

On August 28, 2009, the Securities and Exchange Commission ("Commission") instituted proceedings pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Respondents Brooke Corporation ("Brooke ") and Brooke Capital Corporation ("Brooke Capital"). Brooke and Brooke Capital have submitted an offer of settlement pursuant to Rule 240(a) of the Rules of Practice of the Commission [17 C.F.R. § 201.240(a)], which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondents consent to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

II.

On the basis of this Order and Respondents' Offer, the Commission finds that:

A.   BACKGROUND

1.   Brooke, a Kansas corporation with its principal place of business in Overland Park, Kansas, is a holding company for entities that franchise insurance agencies, provide franchisees with financing, and repackage and sell franchisee loans to third party financial institutions. Brooke filed a petition for Chapter11 bankruptcy on October 28, 2008 and ceased almost all of its business operations. The proceeding has since been converted to a Chapter 7 bankruptcy liquidation. Brooke's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Brooke stock was quoted through the National Association of Securities Dealers Automated Quotation System until October 23, 2008. Brooke stock is currently quoted through the Pink Sheets disseminated by Pink OTC Markets Inc.

2.   Brooke Capital, a Kansas corporation with its principal place of business in Overland Park, Kansas, is a subsidiary of Brooke which franchises insurance agencies. Brooke Capital filed a petition for Chapter 11 bankruptcy on October 28, 2008 and ceased almost all of its business operations. The proceeding has since been converted to a Chapter 7 bankruptcy liquidation. Brooke Capital's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Brooke Capital stock traded on the American Stock Exchange until October 23, 2008. Brooke Capital stock is currently quoted through the Pink Sheets disseminated by Pink OTC Markets Inc.

B.   DELINQUENT PERIODIC FILINGS

3.   Brooke has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10 -K for its fiscal year ending December 31, 2008, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2008.

4.   Brooke Capital has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K for its fiscal year ending December 31, 2008, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2008.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondents' Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that the registration of each class of securities of Brooke and Brooke Capital which are registered pursuant to Section 12 of the Exchange Act be, and hereby are, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary